SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 17 May 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE REPUBLIC OF ITALY OR TO ANY PERSON LOCATED OR RESIDENT IN OR AT ANY ADDRESS IN THE REPUBLIC OF ITALY OR IN OR INTO ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THE EXCHANGE OFFER MEMORANDUM RELATING TO THE EXCHANGE OFFER

The Bank of Ireland Announces Certain Terms Relating to its Rights Issue
17 May 2010

On April 26, 2010, The Governor and Company of the Bank of Ireland (the "Bank") commenced exchange offers (subject to certain offer restrictions) relating to the Tier 1 securities listed below. The Bank today herein announces certain terms relating to its rights issue (the "Rights Issue") in connection with the exchange offers relating to these securities.

The Governor and Company of the Bank of Ireland
Undated Floating Rate Primary Capital Notes (ISIN: IE0000750319)
BOI Capital Funding (No. 2) LP
$800,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (CUSIP/ISIN: US055967AA11/USG12255AA64)
BOI Capital Funding (No. 3) LP
$400,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (CUSIP/ISIN: US05568AAA88/USG12250AA77)

The terms of the Rights Issue are relevant in certain respects to the operation of the Option 1 Settlement mechanism in the exchange offers. Accordingly, the Bank announces that:
·
The Rights Issue price is €0.55.
·
The aggregate number of units of ordinary stock to be allotted in the Rights Issue (and, accordingly, the aggregate number of BOINH Ordinary Shares to be issued to holders of the debt securities above electing to receive Option 1 Consideration and subsequently purchased by the Bank) in connection with the Option 1 Settlement in respect of such debt securities tendered prior to or on May 7, 2010 is 522,212,611.
The terms of the exchange offer remain unchanged.

For further information contact:
Brian Kealy
Head of Capital Management
Tel. +353 76 623 4719
Colin Reddy
Capital Management
Tel. +353 76 623 4722

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.  None of securities referred to above will be registered under the Securities Act of 1933 (as amended, the "Securities Act"), or any state securities laws. The exchange offer is being made and the Option 1 Consideration, Option 2 Consideration and related securities are being offered and issued only (a) in a private placement in the United States to holders of BOI Debt Securities who are "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and (b) outside the United States in certain jurisdictions to holders of BOI Debt Securities in reliance upon Regulation S under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 17 May 2010